UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

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BANCOLOMBIA S.A. ANNOUNCES PRICING OF SUBORDINATED NOTES

Medellín, Colombia, September 24, 2014

Bancolombia S.A. announces that it offered today in the Colombian market its public offering of its Subordinated Notes in an aggregate amount of COP750.000.000.000, with the possibility of allocating an additional amount of up to COP250.000.000.000. Demand for this issuance was for COP1,26 billion, equivalent to approximately 1,68 times the offered amount. The total allocated amount was COP988.252.000.000.

The Subordinated Notes were allocated as follows:

Series	D10	D15	D20
Demanded Amount	$ 556.352 MM	$ 371.500 MM	$ 328.500 MM
Allocated Amount	$ 373.752 MM	$ 360.000 MM	$ 254.500 MM
Maturity	10 years	15 years	20 years
Maximum rate under the offering notice	IPC + 4,60% E.A.	IPC + 4,90% E.A.	IPC + 5,10% E.A.
Cut-off rate	IPC + 4,29% E.A.	IPC + 4,65% E.A.	IPC + 4,79% E.A.

Banca de Inversión Bancolombia S.A. Corporación Financiera acted as lead arranger and Bancolombia S.A. and Valores Bancolombia S.A. Comisionista de Bolsa, acted as joint book-runners for the offering.

Proceeds from the Notes Offering will be used to strengthen our capital structure, for regulatory compliance and for general corporate purposes, which include carrying out the business of a financial institution in accordance with applicable law.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 24, 2014	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance